                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549















                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940













                   WARBURG, PINCUS EUROPEAN EQUITY FUND, INC.
                   ------------------------------------------

                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION



     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE



     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 29th day of December, 1998.



                  Signature:  WARBURG, PINCUS EUROPEAN EQUITY FUND, INC.

                              (Name of Registrant)



                               By:   /s/ Janna Manes
                                   ---------------------
                                   Name: Janna Manes
                                   Title: Vice President & Secretary





Attest:  /s/ Stuart J. Cohen
       ---------------------------
       Name: Stuart J. Cohen
       Title: Assistant Secretary


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